

March 21, 2014

Via Email
Sabastian Niles, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019

Re: **Darden Restaurants, Inc.**
        Preliminary Revocation Solicitation Statement on Schedule 14A
        Filed March 18, 2014
        File No.001-13666

Dear Mr. Niles:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please include information as of the most reasonable practicable date and fill in all blanks.

Questions and Answers About this Revocation Solicitation Statement, page 1

2.   We refer to the statement that a special meeting will "have significant and important consequences for the Company…" Please delineate the consequences to which you refer. In this regard, information material to a shareholder's decision to request a Special Meeting should be disclosed. For example, will the Board consider the results of a non-binding resolution passed at a Special Meeting, if one were called? Will the Board delay or otherwise take into consideration any such resolution prior to completing the Red Lobster transaction contemplated? Please supplement your questions and answers to include a discussion of these items.

3.   Please refer to our comment above. If the Board of Directors currently intends to proceed with the Red Lobster transaction irrespective of whether a Special Meeting is called or a non-binding resolution receives majority support, then please revise to clarify this fact.

4.   We note the assertions throughout the revocation statement that shareholders can and should directly communicate with the company and that such direct engagement is a better alternative to a special meeting. In order to better support your assertions, please clarify how shareholders can directly communicate with the company regarding its strategic direction or other plans, inclusive of the Red Lobster transaction (i.e., to whom they should direct their inquiries and how best to contact the company).

Response of the Company, page 4

"There are certain risks…," page 4

5.   You appear to distinguish short and long-term value creation at the restaurant level from value creation through "financial engineering". Please clarify the statement, describe what comprises financial engineering, and provide the basis for your belief that the greatest opportunities for value creation are not through financial engineering.

6.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Please characterize as your opinion and/or provide us with support for the statement that "…each of the three proxy solicitations will entail significant financial costs…" (emphasis added). In addition, it is not apparent what "risks" are associated with the solicitation to call a Special Meeting. Please remove the statement or revise to characterize this statement as your opinion and provide further support for the assertion.

7.   Please refer to disclosure that "Starboard appears to be seeking a special meeting to further Starboard's own strategic plan to have the company break itself up…" and "…it is likely that Starboard would claim that any shareholder support of a special meeting constitutes support for its plan, irrespective of the actual reasons for any shareholder support…" The basis for these statements is not apparent. Please advise or revise accordingly. In addition, please refer generally to Rule 14a-9, Note b.

8.   Please refer to the statement that a special meeting could disrupt "the ongoing sales process for Red Lobster…" Please remove this discussion or clarify for shareholders the relevance of the discussion regarding the costs associated with a sales process, which is distinct from the spin-off currently contemplated, as disclosed in the Form 10 filed by the company.

Solicitation of Revocations, page 8

9.   Please clarify all means by which revocations will be solicited. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting

revocations must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions